Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-220618 and 333-220618-01

Spirit Realty, L.P.

4.000% Senior Notes due 2029 (the “Notes”)

Fully and unconditionally guaranteed by Spirit Realty Capital, Inc.

June 20, 2019

Term Sheet

Issuer:	Spirit Realty, L.P.

Guarantor:	Spirit Realty Capital, Inc.

Security:	4.000% Senior Notes due 2029

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 (Stable) / BBB (Stable) / BBB- (Positive)

Aggregate Principal Amount:	$400,000,000

Stated Maturity Date:	July 15, 2029

Issue Price:	99.924% of the principal amount

Coupon (Interest Rate):	4.000% per annum

Yield to Maturity:	4.009%

Benchmark Treasury:	UST 2.375% due May 15, 2029

Benchmark Treasury Yield:	2.009%

Spread to Benchmark Treasury Yield:	+200 basis points

Interest Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2020

Optional Redemption:

Prior to April 15, 2029 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+30 basis points (calculated as though the actual Stated Maturity Date of the Notes was April 15, 2029)

On or after April 15, 2029 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	84861T AD0 / US84861TAD00

Trade Date:	June 20, 2019

Settlement Date:	June 27, 2019 (T+5); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Regions Securities LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:

BofA Securities, Inc.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

Stifel, Nicolaus & Company, Incorporated

U.S. Bancorp Investments, Inc.

Samuel A. Ramirez & Company, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or J.P. Morgan Securities LLC collect at 1-212-834-4533. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

2